

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 29, 2009

By U.S. Mail and Facsimile

Mr. Jeffrey L. Keefer
Chief Financial Officer
E. I. du Pont de Nemours & Company
1007 Market Street
Wilmington, Delaware 19898

> **Re:** **E. I. du Pont de Nemours & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2009**
> **File No. 001-00815**

Dear Mr. Keefer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Analysis of Operations, page 19

1. Considering the magnitude of the increase in cost of goods sold and other expenses, please revise future filings to quantify, either here on in the segment analysis, the individual impacts of increases in raw materials, energy and freight costs.

2.   In addition, please provide appropriate analysis concerning the decrease in the provision for income taxes. In particular, this appears to be caused by in increase from the impact of the lower rate on international operations. Although we note the increase in foreign operations, we also note that this trend also existed from 2006 to 2007; however, the impact from the lower rate on international operations was not evident in 2007.

Critical Accounting Estimates – Valuation of Assets, page 26

3.   You mention that based on your annual impairment test in 2008, no impairments existed that time for your property, plant and equipment, goodwill, other intangible assets and investment in affiliates; however, due to the global recession, there had been a reduction in the fair values in excess of book value of net assets within goodwill and other indefinite-lived intangible assets.

Please revise future filings to clarify certain disclosures. In particular:

-   How you identify your reporting units and your basis for such determination
-   How you assigned assets, liabilities, deferred taxes and goodwill to reporting units
-   Disclose significant assumptions, if applicable
    -   Consideration of any market-based approach
    -   Describe how your market growth rates inflation rates are developed
-   Control premiums
-   Quantifying assumptions for particularly vulnerable reporting units.
-   Whether the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

To the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that impairment or restructuring charges may be recorded.

Liquidity and Capital Resources, page 34

4.   You disclose that your liquidity needs can be met through a variety of sources including, but not limited to, credit lines and long-term debt. Given the importance of available funding to your business, please revise future filings to disclose the existence of any material debt covenants, if applicable, and whether you are in compliance with them at each reporting date.

If it ever becomes reasonably likely that you will not comply with your debt covenants and non-compliance could be material, you should provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Environmental Matters, page 40

5.   You disclose that costs to comply with environmental laws, as well as internal voluntary programs and goals, are significant, but also that they are not expected to have a material impact on the company's financial position, liquidity or results of operations. Please revise future filings to clarify this statement, from both a probability point of view and to specify the costs to which you refer.

We assume that your use of the term "expected" is a much higher threshold than "reasonably possible" as directed to Statement of Financial Accounting Standard No.5, and as such could be confusing to a reader. Please clarify or expand what you mean by this conclusion.

Further, the types of costs to which you are referring, are unclear in the context of this generally entitled section. For example, in 2008 alone, you incurred "environmental expenses" of $628 million (26% of pre-tax income and 20% of cash flows from operations), not including $104 million in capital expenditures that year.

We acknowledge that you also disclose that expenditures for remediation alone in 2008 were $81 million (3.4% of pre-tax income) and expenses were $103 million

(4.3% of pretax income), and this may, in part, form the basis for your conclusion. However, your disclosures indicate that it is reasonably possible that additional total liabilities for remediation alone could range up to an additional $1 billion dollars (42% of pre-tax income and 14% of stockholder's equity). With due consideration to these numbers, help us better understand the context of your conclusions.

You also appear to use the same standard of "expected" probability regarding your conclusions about individual sites on the bottom of page 42. Please tell us whether it is reasonably possible that the additional liability associated with any individual site, or location, could be material.

Definitive Proxy Statement on Schedule 14A filed March 20, 2009

Annual Short-Term Incentives, page 26

6.   In future filings, please discuss the personal, predetermined critical operating tasks or objectives that comprise the Individual Performance Assessment.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant